VIA EDGAR

November 2, 2018

Ms. Keira Nakada

Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	USANA Health Sciences, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2017
Filed February 28, 2018
Form 10-Q for the Fiscal Quarter Ended June 30, 2018
Filed August 8, 2018
File No. 001-35024

Dear Ms. Nakada:

On behalf of USANA Health Sciences, Inc. (the “Company” or “USANA”), I am writing to respond to your letter dated October 22, 2018, which sets forth a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 30, 2017 (the “2017 Form 10-K”) and Form 10-Q for the fiscal quarter ended June 30, 2018 (the “Second Quarter 2018 Form 10-Q”). For your convenience, the full text of the Staff’s comment is set forth below in bold type, and the Company’s response directly follows the applicable text in regular type.

Form 10-K for the Fiscal Year Ended December 30, 2017

Financial Statements

Notes to the Financial Statements

Note D - Income Taxes, page F-17

1.              Please tell us why you do not disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign . Refer to Rule 4-08(h)(1) of Regulation S-X.

USANA’s Response:

The Company acknowledges the Staff’s comment. Although the Company has not provided the precise disclosure required by Rule 4-08(h)(1) in its historical filings with the Commission, the Company has provided other relevant information throughout the footnotes to the consolidated financial statements and management’s discussion and analysis of its filings that provides context to the magnitude of the Company’s domestic and foreign operations.  Notwithstanding the foregoing, the Company confirms that it will include the disclosure required by Rule 4-08(h)(1) in future filings with the Commission.  As an example, please see below the type of disclosure that will be provided in the Company’s future filings to address the disclosure requirement:

The domestic and foreign components of earnings before income taxes are as follows (in thousands):

	Year ended
	2015	2016	2017
U.S.	$24,566	$(5,648)	$(25,167)
Foreign	118,023	144,200	159,807
Total	$142,589	$138,552	$134,640

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements

Note A – Organization, Consolidation, and Basis of Presentation

Recent Accounting Pronouncements

Adopted accounting pronouncements, page 7

2.              Upon adoption of ASC 606, you changed the timing of revenue recognition from when the goods are delivered to when the goods are shipped. In light of your disclosures on page F-12 of Form 10-K for the fiscal year ended December 31, 2017 that the title and risks and rewards of ownership pass at the time of delivery, and based on the nature of the products being sold, please provide us an analysis to support your determination that the control of the goods transfers upon shipment.

USANA’s Response:

The Company acknowledges the Staff’s comment.  Under ASC 605, the Company recognized revenue when the significant risks and rewards of ownership were transferred to the customer, which was at the point of delivery.  Although the Company operates under contractual “FOB shipping point” terms with regard to fulfilling customer orders, the Company’s practice has been to replace products that are lost or damaged in transit, effectively retaining risk of loss, and implying what is commonly referred to as “synthetic FOB destination” terms.  Therefore, the Company deferred recognition of revenue until shipments were deemed delivered.  While the Company is committed to replacing lost or damaged orders in transit, the actual historical occurrence and costs associated with replacing lost or damaged orders has not been significant.

ASC 606 is a control-based model that takes an approach to revenue recognition that is conceptually different from ASC 605.  Under ASC 606, revenue is recognized when the customer obtains control of the goods.  Control refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from the goods.  The transfer of risks and rewards is just one of several indicators for determining when the customer obtains control.  The guidance provides the following indicators to consider when determining when control has passed to the customer:

•                  A present obligation to pay;

•                  Physical possession;

•                  Legal title;

•                  Risks and rewards of ownership; and

•                  Acceptance of the asset

With regard to the Company’s sales transactions, customers pay for product in full prior to shipment and have legal title upon shipment due to the contractual “FOB shipping point” terms.  Additionally, at the FOB shipping point, the Company no longer has physical possession of the goods, nor from the customer’s perspective does the Company have control, as the Company does not have the ability to redirect shipments in transit to the customer.  There are no customer acceptance criteria applicable to the Company’s sales transactions.  While the Company will continue its practice of replacing products that are lost or damaged in transit, the Company does not consider this one indicator to be a prevailing indicator of control because, among other things, the actual historical occurrence and costs associated with this practice have not been significant.  When all of the foregoing indicators are considered in the aggregate, the Company believes control of the goods transfers to the customer at the FOB shipping point.  Therefore, under ASC 606, the Company recognizes revenue when control of the goods transfers to the customer at the FOB shipping point.

The company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We believe that the foregoing responses address the Staff’s comment and questions. Please advise us at your earliest convenience if you have any questions or require additional information.  Please direct any questions to the undersigned at (801) 954-7903. Thank you in advance for your cooperation in connection with this matter.

Regards,

/s/ G. Douglas Hekking
G. Douglas Hekking
Chief Financial Officer